

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2025

NG Hon Kin
Chief Executive Officer
MEDI Group Ltd
Unit 15-16, 22/F., CEO Tower
77 Wing Hong Street
Cheung Sha Wan
Kowloon, Hong Kong

> **Re: MEDI Group Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted April 1, 2025**
> **CIK No. 0002022097**

Dear NG Hon Kin:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed April 1, 2025

Cover Page

1. Please revise your prospectus cover page to disclose that you are offering Class A ordinary shares with one vote per share and, if true, that each Class B ordinary share is entitled to twenty votes per share. If upon completion of the offering there are controlling shareholder(s) that will be able to control any action requiring the approval of your shareholders, including the election of your board of directors, the adoption of amendments to your certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of your assets, or other major corporate transaction, please disclose that as well.

In light of your dual-class capital structure, in an appropriate place in your filing, please revise your disclosure as follows:

- Please disclose the percentage of outstanding shares the Class B ordinary shareholders must maintain to continue control the outcome of matters submitted to shareholders for approval.
- Please also disclose that your capital structure may have anti-takeover effects preventing a change in control transaction that Class B ordinary shareholders might consider in their best interest.
- Further, please disclose your controlling shareholder(s)' ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.
- In addition, please disclose that future issuances of Class B ordinary shares may be dilutive to Class A ordinary shareholders.

2. We note your Cayman Islands holding company structure. Please disclose on the prospectus cover page that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

3. Please amend your disclosure on the prospectus cover page and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

Prospectus Summary, page 5

4. We note your disclosure that "[your] total revenue for the years ended June 30, 2024 and 2023 was US$6.13 million and US$8.06 million, respectively, representing a year-over-year decrease of approximately 24%." Please revise to balance your revenue discussion with your net income for the respective periods.

5. Please revise to acknowledge in your Prospectus Summary that your auditor has identified conditions that raise substantial doubt about your ability to continue as a going concern and explain these conditions.

Permission Required from Hong Kong and PRC Authorities, page 8

6.   We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that, (1) you have received all requisite permissions or approvals from the Hong Kong authorities to operate your business and, (2) you do not need any permission or approval from Hong Kong authorities to offer your securities to investors. Please explain why you did not obtain an opinion of counsel to support such conclusions. In this regard, we note your disclosure on page 133, "Certain legal matters as to Hong Kong law will be passed upon for us by O Tse & Co. Cayman Islands may rely upon Ogier with respect to matters governed by Cayman Islands law and O Tse & Co. with respect to matters governed by Hong Kong law."

Recent Regulatory Development in China, page 10

7.   We note that the fourth paragraph references "FIL" and "AIL." We also note that such entities do not appear within your corporate structure. Please revise as applicable.

Risks Related to Doing Business in the People's Republic of China and Hong Kong, page 13

8.   For each risk factor listed here, please provide a cross reference to the specific page that the risk factor starts on in your filing. Also, provide a summary disclosure and cross reference to the specific page, of your risk factor disclosure that the Chinese government may intervene, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Prospectus Summary
Implications of Being an Emerging Growth Company, page 15

9.   The last bullet stating that you will not be required to conduct an evaluation of your internal control over financial reporting is not valid. Please remove this disclosure.

Capitalization, page 49

10.   We note the expected offering price of your ordinary shares is between $4.00 and $5.00. Please use the midpoint of this range in your prospectus where you provide disclosure based on the assumed initial public offering price. For example, revise your use of proceeds, capitalization, and dilution information accordingly.

Dilution, page 50

11.   Please tell us how you calculated the historical net tangible book value per ordinary share as of June 30, 2024 of ($0.27).

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended June 30, 2024, Compared to Year Ended June 30, 2023
Cost of Revenue, page 60

12.   You state here that the decrease in cost of sales was in line with decrease in revenue, while also stating that basis salaries, other staff benefits and costing, and rent for beauty salon are fixed costs. Therefore, you appear to attribute the decrease in cost of revenue to the decrease in bonuses for new beauticians. Please quantify these costs you incurred and discuss the underlying reasons for the decrease for the periods presented. Refer to Item 5 of Form 20-F.

General and administrative expenses, page 61

13.   You attribute a portion of the increase in general and administrative expenses to additional management fees; however, the table on page 58 shows a decrease in "Management expenses" of $515,367. Please explain this inconsistency to us or revise your disclosure.

Selling and marketing expenses, page 61

14.   Please disclose the underlying reasons for the decrease in rental and property expenses and payroll, MPF and staff benefits expense. Refer to Item 5 of Form 20-F.

Critical Accounting Policies and Estimates, page 64

15.   Please revise your disclosures to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Refer to Item 5.E of Form 20-F and Section V of Release No. 33-8350 for guidance.

Industry Overview, page 67

16.   We note your reference to a commissioned report by Markets and Markets Research Private Limited. Please file a consent as an exhibit to this registration statement in connection with the use of such report. Refer to Rule 436 of the Securities Act of 1933.

Regulatory Environment, page 85

17.   We note your disclaimer, that investors "should consult your own advisers regarding the implication of the laws and regulations of Hong Kong on our business and operations." Please revise to disclose the material effects the various government regulations you discuss here have on your business and operations, consistent with Item 4.B.8. of Form 20-F.

Principal Shareholders, page 109

18.   We note that the company has a dual-class capital structure with Class A Ordinary Shares and Class B Ordinary Shares. Please revise the included tables to distinguish between Class A and Class B ownership. Refer to Items 6.E.(1). and 7.A.1.(a). of Form 20-F.

Related Party Transactions, page 111

19.   Please revise to update your disclosure in this section to provide the information required up to the date of the document. See Item 7.B. of Form 20-F.

Index to Consolidated Financial Statements, page F-1

20.   Please tell us why you do not include your financial statements for the interim period ended December 31, 2024. Refer to Item 8.A.5 of Form 20-F.

Consolidated Balance Sheets, page F-3

21.   Reference is made to your disclosure on page 6 and page II-2 where you disclose that on March 13, 2024, you completed a private placement of 9,450,00 Class A Ordinary Shares at an average price of $0.05 per share for aggregate proceeds of $1,037,000. Please tell us how you calculated the average price of $0.05 per share. In addition, tell us your consideration of presenting the related financial statement impact and calculating net income per share assuming an issuance of shares on March 13, 2024. Refer to ASC 815-50-45.

Consolidated Statements of Income and Comprehensive Income, page F-4

22.   Please tell us your consideration of classifying "Finance costs" as non-operating expenses. Refer to Rule 5-03 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-6

23.   Please tell us your consideration of presenting the payment of deferred offering costs as cash outflows for financing activities consistent with the treatment of cash flows for equity transactions. Refer to ASC 230-10-45-15(a).

Notes to Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies
Revenue Recognition, page F-13

24.   Please tell us why you do not recognize estimated breakage in proportion to the pattern of redeemed services. Refer to ASC 606-10-55-48.

Note 14 - Income Taxes, page F-24

25.   Please provide the applicable disclosures required by ASC 740-10-50-2, 50-3, 50-6, 50-9 and 50-12.

Signatures, page II-2

26.   We note that Suzanne Chan will sign this filing as the Chief Financial Officer. However, according to footnote 2 to the executive compensation table, she will be

"CFO of MEDI upon completion of this offering." As such, she cannot sign as CFO prior to the offering. Please revise or advise.

General

27.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

28.   Please revise the Selling Shareholders section of the Resale Prospectus on page Alt-8 to describe the material terms of the transaction(s) pursuant to which the Selling Shareholders were issued the ordinary shares being offered by them, including the date, the offering price, and the amount of consideration.

29.   Please revise the Selling Shareholder table to disclose the information required by Item 9.D.2. of Form 20-F. In this regard, we note that the table doesn't distinguish (classes, amounts, percentages, pre and post-offering, etc.) between your Class A Ordinary Shares and Class B Ordinary Shares. Please revise as applicable to account for your dual-class capital structure.

30.   Please include the address for each Selling Shareholder and disclose the nature of any position, office or other material relationship that the Selling Shareholder has had within the past three years with the company or any of its predecessors or affiliates. Refer to Item 9.D.1. of Form 20-F.

Please contact Keira Nakada at 202-551-3659 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services